UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42307

SKK Holdings Limited

(Registrant’s name)

27 First Lok Yang Road
Singapore 629735

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBITS

99.1	Press release — SKK to hold Annual General Meeting on December 17, 2025

99.2	Notice of Annual General Meeting

99.3	Proxy Statement for Annual General Meeting

99.4	Proxy Card for Annual General Meeting

99.5	Directors’ Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKK Holdings Limited

Date: November 25, 2025	By:	/s/ Koon Kiat Sze
	Name:	Koon Kiat Sze
	Title:	Chief Executive Officer

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